U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549


                             FORM 10-SB/A


                  GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   CHARTER RESOURCES INTERNATIONAL
            (Name of small business issuer in its charter)


                Nevada                                   95-4093200
     State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization                     Identification No.)


            5300 W. Sahara, #100, Las Vegas, Nevada 89146
         (Address of principal executive offices)  (zip code)


Issuer's telephone number, including area code:  (800) 781-9301


Securities registered under Section 12(b) of the Exchange Act:  None

     Title of each className of each exchange on which registered

________________________________________________________________________

________________________________________________________________________

Securities registered pursuant to section 12(g) of the Act:


                     Common Stock $.002 Par Value
                           (Title of Class)

     TABLE OF CONTENTS                                            Page

PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . 3

Item 2.   Management's Discussion and Analysis or Plan of Operation.11

Item 3.   Description of  Properties.. . . . . . . . . . . . . . . .13

Item 4.   Security Ownership of Certain Beneficial Owners and Management.15

Item 5.   Directors, Executive Officers, Promoters and Control Persons.16

Item 6.   Executive Compensation.. . . . . . . . . . . . . . . . . .19

Item 7.   Certain Relationships and Related Transactions.. . . . . .19

Item 8.   Description of securities. . . . . . . . . . . . . . . . .20

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21

Item 1.   Market for Common Equity and Related Stockholder Matters..21

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . .21

Item 3.   Changes In and Disagreements With Accountants. . . . . . .22

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . .22

Item 5.   Indemnification of Directors and Officers. . . . . . . . .23

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .25

     Financial Statements. . . . . . . . . . . . . . . . . . . . . .25


PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26

Item 1.   Exhibits Index . . . . . . . . . . . . . . . . . . . . . .26


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

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This registration statement contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of operations involving the mining industry, statements about our future business plans and strategies, statements relating to management's expectations regarding the Company's production capacity and resource base, timing of receipt of mining permits and certification, timing of commencement of mining operations and most other statements that are not historical in nature. In this registration statement forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," "propose," "project," and the like. Although we believe that any forward-looking statements we make in this registration statement are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.



                                PART I

ITEM 1.   DESCRIPTION OF BUSINESS

     (A)  BUSINESS DEVELOPMENT.

     The Company was originally incorporated as T.V. Key, Inc., under the laws of the State of Utah, on April 11, 1983. The domicile of the company was changed to the State of Nevada in 1985. The company's name changed a number of times in connection with different business combinations. The company eventually became known as Charter Sports and Entertainment Group, Inc. Under that name it provided sports marketing, television and video entertainment from January 1987 through May 1989. This business was not successful and operations were eventually discontinued. Charter Sports and Entertainment Group, Inc. remained inactive until 1996 when the Board of Directors continued to consider other business opportunities. In May 2000, after being introduced to and having detailed negotiations with Mr. Stanley L. Harlow, owner of various mineral rights in the State of Nevada, the Board unanimously moved to lease the mineral rights owned by Mr. Harlow, and to change the name of the Company to Charter Resources International. (Mr. Harlow later became Vice President of Exploration for the Company, but the acquisition was negotiated at arms length). Charter Resources International has entered into contracts with Mr. Harlow to lease mineral rights to these mines and has filed location certificates with the Bureau of Land Management and the county registrar to secure title to a mill site in the State of Nevada. The mine sites are located along the California/Nevada border, north of Death Valley and approximately 58 miles east of Bishop, California on Interstate 6 and Highway 360. The Company intends to become actively involved in the business of mining, and proposes to mine, mill, and market garnet during the initial phase of the Company's

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

operational plan. During Phase Two, the Company intends to undertake a zeolite mining and milling operation.

     (B)  BUSINESS OF COMPANY.

     Charter Resources International (CRI) is a Nevada-based natural resources company engaged in the recovery of minerals existing on claims leased by the company in Esmeralda, Nye and Mineral Counties in the State of Nevada. CRI has been an exploration stage company, and activities have been limited to exploring and acquiring rights to explore, develop and mine properties which management believes may be suitable for development. CRI is ready to proceed into the development stage with respect to its principal mining prospect, but until appropriate geological work and testing of the mineralized areas supports an economically feasible evaluation, it has no assurance that the mineral deposit which exists in the property is a commercially viable ore body.

THE GARNET DEPOSIT

     The Company has leased with an option to purchase, the mineral rights to the Chesco Garnet Mine, located in the Black Horse Mining District of Esmeralda County, Nevada, whose mining origins date to before World War I. According to the geological report commissioned by the Company, Garnet should be available for mining within the mapped extent of the five garnet zones of the mine. The Chesco Garnet Mine is ready to undergo a rigorous development, feasibility, and initial production schedule. Geological concerns presently extend to ensuring the appropriate mineralogy for the chosen milling method. Portions of the five known deposits that best meet the metallurgical criteria will be identified by detailed surface mapping and trenching followed by confirmatory drilling. Management is committed to recovering and marketing the garnet and other minerals existing on the claims leased by the Company. Management believes Garnet is in demand worldwide as an industrial abrasive and water filtration medium. What Is Garnet? Garnet is not a single mineral. Rather, it is a group of minerals that share a common crystalline structure and a similar chemical composition. Garnet crystals may be found in a wide variety of rocks. Andradite, almandine (also known as almandite) and pyrope are the most common varieties of commercially available garnet, with almandine being the hardest and heaviest type. Although almandine is the heaviest and hardest and Andradite is the lightest and softest of the garnet family, both are relatively hard and relatively heavy.

     Garnet exploration at the Chesco Mine reflects deposits of almandine and Andradite garnet. Brown almandine is the prevalent type found at the Chesco Mine, with some Andradite as well. The purity of the garnet on the Chesco property has been substantiated by whole-rock chemistry and X-ray diffraction assays performed by American Assay Laboratories and Bondar-Clegg. CRI's consulting geologist verified these assays. A more important attribute not necessarily associated with the chemistry is how the garnet was formed. Due to its proximity to tungsten deposits, the garnet grains are particularly hard and exhibit extensive close-spaced fracturing and cleavage, all desirable attributes.

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

     Although some forms of garnet are used as semiprecious jewelry stones, the demand is greater for industrial uses. This is a function of garnet's unique chemical and physical properties:

bullet Hardness in the high range of 6 to 7.5 on the Mohs scale, making it useful as an abrasive. Almandine garnet may be 7.5 to 8.0.

bullet Specific gravity, or relative density, of 3.6 to 4.3, meaning it is "heavier" than most minerals. This results in rapid settling and thus, lower airborne dust emissions. This is an important consideration in health, contamination, and recycling issues.

bullet Inertness, meaning garnet does not react chemically with other elements or agents nor does it change composition when it comes in contact with other substances. It is non-polluting in the environment and non-toxic, with no leachable metals, no iron elements (ferrous-free), and usually containing less than 0.1% silica.

bullet Non-radioactivity; meaning there is no risk from garnet of exposure to radiation, for ideal workplace safety.


ENVIRONMENTAL ADVANTAGES

     Decline in Use of Silica. The demand for garnet has received a boost in recent years by the movement toward elimination of crystalline silica from the workplace for health reasons. During sandblasting, silica tends to disintegrate (which is why it is not recyclable like garnet), and dust particles become airborne. Ingestion of silica into the lungs can lead to a serious illness known as silicosis. This is an occupational disease that usually affects sandblasters, rock cutters, and miners when free crystalline silica dust (silicon dioxide) is inhaled. The lung tissue reacts by developing fibrotic nodules and scarring around the trapped silica particles. If the nodules grow too large, breathing becomes difficult and death may result. Medical treatment for silicosis is limited.

     In addition, the silica dust tends to coat and cling to everything in the area of the blasting, so silica dust ends up being transported and contaminating more than just the blasting area. It is not easily recaptured or cleaned up. Since silica used in blasting usually contains other metals or elements (in contrast to the exceptional purity of garnet), use of silica in blasting can lead to contamination of the soil and surface and ground waters.

      Government agencies have established air pollution standards for abrasive blasting purposes that have restricted the use of silica for sandblasting. The National Institute for Occupational Safety and Health (NIOSH) has recommended a nationwide ban on blasting with silica sand. It is anticipated that the use of silica sand in blasting may be eliminated within five years.

     Management believes garnet is a cost effective alternative for applications where silica sand, mineral slags and steel grit and shot have traditionally been used. As discussed below, this is due to its recyclability, low material consumption rate, purity and hardness, and high productivity

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

rate. CRI has already submitted its garnet product to the California Air Resources Board, which adopts air pollution standards. It has established abrasive blasting standards, and has authority to certify permissible abrasives for outdoor blasting. This certification is expected to be received during 2001.

HARDNESS + DENSITY = LOW DUST

     The hardness of garnet results in far less degradation, and its density gives it a greater relative weight. Thus, it is less likely to disintegrate into small particles, and it settles faster. The lower dust levels result in less cleanup, improved working conditions, greater productivity, and the ability to do blasting work in confined spaces. Low dust levels means less disruption of other concurrent or nearby functions, and reduced likelihood of fugitive dust impacting or contaminating other aspects of the job. Garnet can be more easily cleaned up and reclaimed, preventing contamination of the working area. This is especially important in outdoor applications involving bridges and ships.

PURITY

     Garnet contains no detectable heavy metal contaminants such as lead or arsenic, which have known adverse health effects. It is also non-radioactive. Its chloride and sulfate levels are very low. Garnet, being non-ferrous (iron-free), will not damage electromagnetic components or cause premature corrosion if not recovered after blasting. This makes it a desirable alternative to steel grit.

RECYCLABILITY

     Unlike silica, which is rendered unusable after sandblasting, garnet may be recaptured and recycled multiple times in an abrasive blasting application. This is a function of its toughness and low friability (breakdown tendency). Users reap tremendous benefits from the resulting higher productivity, lower consumption, and reduced cleanup. Due to the hardness of garnet and the resulting inability of a contaminant to imbed in the garnet crystal, the garnet abrasive particles tend to separate cleanly from any contaminants during processing for recycling. After a simple process of filtering, washing, and drying, the recycled garnet is ready for use.

INDUSTRIAL USES AND USERS OF GARNET

     Abrasive blasting and cleaning. Virtually anywhere that silica or slag have traditionally been used for sandblasting, garnet can be used, and to better effect. Besides its environment-friendly properties and recyclability, discussed in detail below, garnet's subangular shape and durability result in lower surface embedment. Heavy industries of all types use garnet for surface preparation such as finishing of oil tanks and natural gas pipelines, bridges, abrasive cleaning of turbine blades, and various polishing applications. Garnet is used even in commercial apparel manufacturing for denim blasting to give blue jeans their faded look, because its subangular particles cause less damage to the denim than traditional angular abrasives.

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

     Besides air blasting, garnet is another abrasive used for high-pressure water cleaning of ships' hulls and heavy equipment. It has the advantage of the smallness of its grain size-a smaller grain accelerates faster, resulting in a higher cleaning rate and therefore greater productivity. In addition, use of garnet will usually result in lower consumption of material per square foot of surface than will other conventional abrasives.

	Abrasive powders. Depending on the application, garnet can be crushed or milled into particles of varying sizes, including a very fine powder. Garnet, in this micronised form, is the prescribed mineral used in the production of the high-gloss finish (1500 mesh) required for modern television and computer monitor screens manufactured around the world. It is also used in the polishing of glass and plastic optical lenses, specialty glass products, large glass grinding, and ophthalmic grinding. Because of its non-ferrous composition, powdered garnet is ideal for metallic grinding, silicon/germanium lapping for computer memory disks, and scratch-free lapping of semi-conductor materials. It is also a prime component of sandpaper for finishing plastics, hard rubber, leather, and wood.

     Water filtration. Municipal water filtration plants, industrial wastewater treatment plants, and commercial filtration systems also use garnet as a filtration medium. Its high specific gravity, subangular to subrounded grain shape, durability, and consistent gradability provide the permeability and maximized surface area required for efficient filtration in water treatment and waste disposal. The National Sanitation Foundation has approved garnet for use in water filtration applications.

     Waterjet cutting. Waterjet cutting is the process of forcing water and an abrasive through a nozzle at high pressure, creating a tool that cuts through hardened materials like a blowtorch. Precision waterjet cutting shops use garnet for its cost-effectiveness, superior cutting speed, resulting surface finish, and non-toxicity.

The chart below shows the sizes, type, and uses for garnet.

SIZE  TYPE  USES

8-12  Mesh  Large ship hulls, real heavy rust removal

12-30 Mesh  Bridges, large metal areas for blasting

30-60 Mesh  Buildings, petroleum cleanup, surface cleaning

60-80 Mesh  Water cutting

150   Mesh  Sandpaper, surface hardening, airplane skins

1500  Mesh  Lens grinding, computer screens, and television

MESH: One of the openings or spaces in a screen. The size of the mesh is given as the number of openings per linear inch.

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

PRIMARY USERS BY INDUSTRY

     Several industries have traditionally been the heaviest users of garnet:

bullet Petroleum industry: for abrasive blasting or cleaning of offshore platforms, tanks and tankers, pipe racks and pipelines, and refineries.

bullet Electronic component manufacturing: in blast room applications where completely non-ferrous grains are required or where the use of steel grit or shot is precluded, due to electromagnetic components, aluminum surfaces, or sensitive substrates.

bullet Water filtration plants: as a high-density "sand" layer in water filtration systems and wastewater treatment plants.

bullet Shipbuilding: for blasting pre-construction primer, removing scale and rust, superstructure maintenance, hangar deck maintenance, fiberglass hulls, preparing aluminum surfaces. The U.S. Navy is a major consumer of industrial garnet.

bullet Aircraft manufacturing:  aircraft fuselage surface finishing.

bullet Wood finishing: garnet sandpaper for fine cabinetmaking and furniture manufacturing.

bullet Ceramic and glass production: polishing optical components and TV and computer monitor screens.

bullet Industrial painting: surface preparation or cleaning.

bullet Heavy equipment maintenance: overhaul of construction and military vehicles.

GARNET VS. OTHER ABRASIVES

     Garnet has several advantages over other types of abrasives. These include:

bullet Outstanding results: In surface preparation, garnet may be used effectively on a variety of surfaces from steel to glass, provides better deep cleaning and removal of contaminants and rust, and gives more reliable surface uniformity, resulting in a truer smooth surface and improved coating adhesion.

bullet Reduced dust emissions: Due to greater hardness and the rapid settling that results from higher specific gravity, garnet blasting produces significantly lower dust levels as well as improved operator visibility, lower cleanup and recapture costs, and reduced disruption and danger to adjacent functions.

bullet Improved safety: Garnet is free of heavy metal or radioactive elements,

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       is exceptionally low of free silica, is non-ferrous, and is inert.
       Accordingly, it has no health or environmental risks.

bullet Profitability and cost effectiveness: Garnet uses less material per square foot of surface in blasting; has a faster cutting time and thus greater productivity; is recyclable up to five times; has a lower consumption and loss rate; incurs reduced shipping, handling, and collection costs due to the lower consumption rate; and has lower disposal costs.

ZEOLITE

     The Company has also leased from Mr. Harlow mineral rights to mines in the same locale containing zeolite, tungsten, and precious metals, based on assays and sampling done by the Company.

     CRI has leased the mineral rights to 280 acres of natural zeolites located in Esmeralda County, Nevada. The next mine that the Company proposes to have in production during Phase Two is Excelsior Zeo 1. This mine will produce Zeolite. The mineral zeolite is an absorbent volcanic ash with commercial, industrial, agricultural, and environmental applications. Zeolite uses include horticultural products, soil conditioners, agricultural surfactants, feed supplements for the livestock industry, odor control and hygiene products, floor-drying agents, mineral fillers, water filtration and waste treatment systems, air filtration, petrochemical spills cleanup, ion exchange products and the cracking of hydrocarbons for gasoline. The mineral also leaches oil stains, making it a natural for driveway use.

     Zeolite is perhaps best known for its use as kitty litter. It readily eliminates odors from cat urine, ammonia, cigarette smoke, mildew, garbage, cooking, and carpet odors. In powder form it can even be applied directly to a pet's fur. In a concentrate form, it is a particularly long-lasting odor killer. Zeolites are natural, inert, non-toxic substances, which are federally classified as GRAS (generally regarded as safe) for most applications. The zeolite mineral also has effective commercial applications. Agricultural uses include enriching soil and supplementing feed. It is also a key ingredient in water and wastewater treatment. Petroleum refineries use zeolite in cracking hydrocarbons for gasoline use.

Properties of Zeolite

     The word zeolite in Greek means "boiling stone." The historic zeolite market has been composed of three distinct areas: natural, synthetic, and synthetic detergent builders. Zeolite acts as a filter, retardation agent, and absorbent. The properties that make natural zeolites commercially valuable include ammonium adsorption (aquaculture, aquarium filters, odor control applications, pet litter and water purification); moisture adsorption (desiccants, odor control, and pet litter); and ion-exchange capabilities (waste water cleanup and water purification). Zeolites have been successfully used in a wide variety of applications ranging from oil absorbents and solar panels to filtration of uranium and elimination of the boll weevil.

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

     CRI's researchers are directing attention to the following properties of zeolites:

bullet Adsorption: separation and sieving based upon selectivity; purification and bulk separations.

bullet Non-Regenerative processes: drying, windows, refrigerants which do not pollute.

bullet Metal separation: from liquids and solids; radioisotope removal and storage; artificial kidney dialysate regeneration; and aquaculture.

TUNGSTEN

     The Company has also leased the rights to the Black Horse Mine also in Esmeralda County. The Black Horse Mine contains high grade Tungsten which is suitable for use by the military and defense industry. The Black Horse Mine was extensively excavated for tungsten during World War I. Again, during World War II the mine was very active. The last major shipment of tungsten was recorded in 1951, when the operation shipped 4,688 tons of Black Horse Mine Moly and tungsten ore to the U.S. Vanadium mill, a subsidiary of Union Carbide, in Pine Creek, California.

     The tungsten market has leveled off at this time, but it is anticipated that the demand for Tungsten may increase in the next eighteen months, for reasons discussed below. The tungsten will be mined and transported to CRI's mill site for processing in Mina, Nevada.

     Tungsten is a well-known strategic high-density metal. Recently it has acquired an environmental use in the form of "green bullets." The U.S. military started using tungsten bullets in the spring of 1999, because a switch to tungsten would eliminate poisoning of ground water supplies by spent lead bullets. Currently the U.S. Army is using approximately a million green bullets a year, with plans to ultimately switch to tungsten bullets.

     The many uses of tungsten include light bulbs, metal cutting tools, drill bits, mining tools, military ordnance, high-speed steel tools, chemicals, and catalysts; wear-resistant cemented carbide materials for construction, mining, and metalworking industries; electronic, electrical, heating and lighting components; heavy metal alloys for heat sinks, armaments, and high density materials; and super alloys such as turbine blades.

     As worldwide stockpiles dwindle, new uses are arising for the hardest metal on earth. The world's largest producer, China, with 80% of the market supply, is now reducing its exports of tungsten. There is no U.S. mining of tungsten currently.


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

COMPETITIVE ANALYSIS

     Worldwide, the major producers of industrial garnet are Australia, United States, India, China, in roughly that order. The two entities discussed below, based in Idaho and New York, are responsible for most of the U.S. production.

WESTERN GARNET

     Western Garnet International is a miner, producer and marketer of industrial-grade garnet. Their operations include garnet mining and processing facilities in northern Idaho, (Emerald Creek Garnet), and Tamil Nadu, India (Bengal Bay Garnet). Western Garnet claims to have garnet reserves of 1.75 million tons. Western Garnet's subsidiary, Transworld Garnet India Pvt. Ltd., is the operator of their mine and mill in southern India.

BARTON/GMA

     Barton Mines of the Adirondack Mountains of upstate New York is one of the oldest producers of garnet, having started in the sandpaper industry over a century ago. Their facilities include mining and milling operations in New York and stockpiles in several locations around North America. Barton is half owner of GMA on the coast of Western Australia. They mine and process approximately 200 tons of garnet per year at their Melbourne, Australia mine. Their site is believed to have a reserve of 2.4 million tons.

EMPLOYEES

     The Company presently has one part time and three full time employees. Management anticipates adding another dozen employees, in two work crews, at the garnet mine and at the mill site, when the Company gets to the production stage.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATIONS.

     Management's plan of operation for the next twelve months is to raise $5,000,000 in additional funds by offering a $5,000,000 funding opportunity to interested financiers or sophisticated investors, and using funds from this offering to commence full scale operations. Management has not determined the terms of the offering, but intends generally to conduct an exempt offering under Rule 506 of Regulation D. There is no assurance the Company will be able to raise all or any portion of these funds. CRI proposes to mine, mill, and market garnet during the initial phase of the Company's operational plan. During Phase Two, the Company intends to undertake a zeolite mining and milling operation. This Business Plan provides information on uses of capital to be provided by investors in the offering.

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

Garnet Mine Capital Expenses
       Modular Office                           2,000
       Storage Container                        1,500
       Portable Generator                       2,500
       Portable Crusher                        27,500
       Misc. Tools                              5,000
       Pickup Truck                            20,000
     Reserve for Additional Capital Items     200,000
                                                       258,500
Zeolite Mine Capital Expenses
       Modular Office                           2,000
       Storage Container                        1,500
       Portable Generator                       2,500
       Portable Crusher                             0
       Misc. Tools                              5,000
       Pickup Truck                            20,000
     Reserve for Additional Capital Items      35,000
                                                        66,000
Mill Capital Expenses
       Down payment purchase                   70,000
       Rehab of Mill site/ equip.             155,000
       Metal Buildings                        150,000
       Misc. Air Track tools                   20,000
       Loaders                                100,000
       Tractor + Dumps                        210,000
       Pickup Trucks                           40,000
       Forklift                                15,000
       Deposits/ bonds/ permits                33,000
       Reserve for Additional Capital Items   550,000
                                                       1,343,000
Mine Operating Expenses/working capital requirements.    110,736
Mill Operating Expenses/working capital requirements.    293,302
Corporate Overhead/working capital requirements.         449,462
General Working Capital Reserves                         479,000
Reserve for Future Acquisitions                        2,000,000
                                                      __________
                                  Total Requirement   $5,000,000

The funding, as set forth herein, will be used in conformity with the objectives of CRI's operational and marketing strategy, to:
     Develop the company infrastructure to be able to begin mining and milling operations at the company's sites in Nevada.
     Establish the marketing and sales strategy for worldwide distribution of garnet (Phase One).

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

     Establish the marketing and sales strategy for worldwide distribution of zeolite (Phase Two).
     Accomplish positive net cash flow in monthly operations by the end of the first year of operations.

     The Company paid Mr. Harlow $4,500 on the Chesco & Zeolite Claims to hold these claims for the first six months, and $2,250 on the Blue Star Mine Claims to hold these claims for the first year, until payment of production royalties commences. The Company must pay Mr. Harlow production royalties of Five (5%) of the Net Smelter Returns (NSR), on the claims, with the following monthly minimums:

bullet    $3,000.00  monthly on the Chesco Lode Claims,
bullet    $1,500.00  monthly on the Zeolite Placer Claims, and
bullet    $3,000.00  monthly on the Blue Star Mine Claims.

     The monthly royalty payments commenced on the Chesco and Zeolite Claims on March 1, 2001, and to date have been made as scheduled. The Blue Star Mine Claims royalty fees will commence on September 7, 2001. When royalties commence, minimum monthly production royalties are due regardless of whether the Company commences production. The Company may purchase Mr. Harlow's interest in any or all of these claims. The option price on each of these claims is $1,000,000 prior to September 6, 2003; thereafter $5,000,000.

     The independent auditors have expressed substantial doubt about our ability to continue as a going concern. Their report includes a going concern qualification because the financial statements do not include any adjustments that might result from the outcome of the uncertainties which arise from the net losses and accumulated deficit.

ITEM 3.   DESCRIPTION OF  PROPERTIES.

     The Company leases approximately 700 square feet of office space in Las Vegas, Nevada. This space will be used for the Company's corporate headquarters. The lease expires on February 28, 2002. Monthly lease payments are $1,200. The Company leases approximately 1600 square feet of office space in Torrance, California. This space is used for the Company's California office. The lease expires on April 9, 2002. Monthly lease payments are $3,500.

     The Company has leased with an option to purchase, the mineral rights to the Chesco Garnet Mine, Esmeralda County, Nevada. The Chesco Garnet Mine is located in the Black Horse Mining District of Esmeralda County, 138 miles southeast of Reno, Nevada and 208 miles northwest of Las Vegas, Nevada. U.S. Highway 6 is less than a mile south of the center of the property. Elevation ranges from 5,100 feet to 5,600 feet.

     Workings at the Chesco Garnet Mine, formerly known as the Black Horse, Sally Rand, Alice, Jeta, and Molly claims (among others), consist of a linear open pit and covered adits along the Black Horse zone and a small second pit along the Harlow zone. Numerous tungsten

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

prospect pits and trenches occur
elsewhere along all four garnet zones and elsewhere in the district. Extensive underground tungsten workings are also reported in the hangingwall of the Black Horse zone.

     The small open pit on the Harlow zone produced six hundred tons of garnet ore in 1996. The other workings are the consequence of tungsten and some molybdenum production during World Wars I and II, the Korean War, the Vietnamese war, and also 1977-78. Total production from 1940 through 1978 was about 6,000 units of wolframite, a major source of tungsten. Phelps-Dodge Copper Company reportedly drilled the district for tungsten in the 1950's.
The district was undoubtedly explored for porphyry copper-molybdenum in the 1960's and 1970's. Additional workings in similar rocks occur a mile west-northwest of the Black Horse Mine. These workings, consisting of a short adit, several trenches, and numerous drill roads, were formerly covered by the Constellation claims, also known as the Shooting Star and Comstock claims.
The Constellation claims produced 19 units of wolframite during the Korean
War.

     CRI has also leased with an option to purchase the mineral rights to 280 acres of natural zeolites located in Esmeralda County, Nevada, consisting of Bureau of Land Management (BLM) claims controlled by Mr. Harlow. The next mine that the Company proposes to have in production during Phase Two is Excelsior Zeo 1. This mine will produce Zeolite.

THE MILL

     CRI has filed location certificates with the Bureau of Land Management and Mineral County Registrar to secure title to a mill site in Mina, Nevada. The site consists of sixty acres of a fully-fenced milling facility. The mill site contains an electrical substation, office lab, three utility buildings, enclosed milling and bagging building, and separate living quarters. Two functioning water wells, each producing in excess of 300 gallons per minute, are part of the property. Included in the acquisition is an extensive inventory of milling and processing equipment. The mill, built at a cost in excess of $3 million in 1986, was never put into operation. Equipment and site renovation are required. The site is capable of processing all of the ores that the Company mines. CRI has negotiated a favorable purchase price for the plant and equipment, including the water rights, but a definitive agreement has not been executed, and there is no assurance when the mill and equipment will be acquired.

     CRI estimates the head ore in the garnet deposit is 70-80% pure garnet before processing. After milling and magnetic separation, the resulting product will be 94-96% pure, which meets or exceeds the purity offered by competitors. The CRI mill will utilize the latest state-of-the-art cleaning and separation equipment. CRI expects to be able to produce a maximum of 10,000 tons/month when operating at full capacity. CRI's garnet will be available for sale available directly from the processing plant. The route from the Chesco and Black Horse Mines to the Excelsior Zeo 1 Mine and the Blue Star Mine is via Highway 6 to Highway 360, and forms a direct route to the Mina milling facility. This 18-mile loop provides excellent convenience and an ideally situated field and headquarters facility accessing the mining operations.

OTHER MINING PROPERTIES - BLUE STAR MINE

     CRI has also leased with an option to purchase the mineral rights to a precious metals claim, the Blue Star mine located in Mineral County. Currently assays are being performed on the 800-acre mine site. Based upon preliminary findings, CRI believes this mine site will be best suited as a heap leach operation, which is the leaching of gold and silver from large volumes of low grade ore using a dilute solution of cyanide. For the site to prove workable as a heap leach operation, it must produce at least 0.015 ounces of gold per ton.

     Since the mine site is located in Nevada, management estimates that the permit process will take approximately 2-3 years. Once the permits are approved it will take 12-14 months to build the facility. CRI intends to complete all of their core drillings and assays on the 800-acre mine site over the next 12 months.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table contains stock ownership information as of July 19, 2001, about officers or directors, and other stockholders who we know to be beneficial owners of more that 5% of our stock. A beneficial owner of stock is any person who has or shares the power to decide how to vote or whether to dispose of the stock.

                          Title of    Amount & Nature of   % of
Name and Address           Class      Beneficial Ownership Class*
Lawrence J. & Katherine D.MunoCommon    8,050,000  shares  22.5 %
9029 Airport Blvd #90053
Los Angeles, CA 90009


Peter R. Del Mastro       Common        7,500,000  shares  21 %
6285 E Spring St #312
Long Beach, CA 90808

Richard F. Fatigati       Common        1,500,000  shares  4.2 %
20796 Boca Ridge Drive North
Boca Raton, FL 33428


Stanley L. Harlow         Common                0  shares
P.O. Box 1770
Barstow, Ca. 92312

All officers and          Common       17,900,000  shares  50.2 %
directors as
a group (5 persons)

* based on 35,676,500 shares outstanding

     The foregoing amounts include all shares these persons are deemed to beneficially own regardless of the form of ownership. Lawrence J. Muno & Katherine D. Muno are husband and wife. Each is considered a beneficial owner of stock held by the other.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     (A)  IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS.

     The following table lists the names and ages of all directors and executive officers and all persons nominated or chosen to become directors and executive officers of the Company, and all the positions and offices that each person held with the Company. Directors are elected for a period of one year and thereafter serve until their successors are duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.

                             Term Served As     Positions
Name of Director/Officer Age Director/Officer   With Company
Lawrence J. Muno         61  Since July 1, 1988 Chairman of the Board

Peter R. Del Mastro      46  Since August1,1996 President and Director

Katherine D. Muno        54  Since July 1, 1988 Director*

Richard F. Fatigati      55  Since November 3,  Secretary
                                   2000

Stanley L. Harlow        62  Since November 3,  Vice President -
                                   2000              Exploration

* Katherine D. Muno resigned as Secretary effective November 3, 2000; the board elected Richard F. Fatigati as Secretary to replace her.

     A brief description of their background and business experience is as follows:

     LAWRENCE J. MUNO, CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER since 1987. He was also Chairman of Telemark Development Group, Inc. (1995-2000) and a director of Pacific Group Holdings, Inc. (1998-2000). Mr. Muno's early professional life was spent in the sports and entertainment industry as a sports agent. He was the Chairman of the Board of the first and only publicly held sports management, entertainment and production company. Mr. Muno is a past President of the Association of Representatives of Professional Athletes for nine years. During his tenure, he helped write the Association's code of ethics and instituted its continuing education and seminar program. In 1991, Mr. Muno joined with Peter R. Del Mastro to form a partnership, which later evolved into several companies including Golf Course Development, Golf Course Brokerage, Financial Consulting and Foreign Investments. Mr. Muno is a graduate of Loyola Marymount University, Los Angeles.

     PETER R. DEL MASTRO, PRESIDENT AND CHIEF OPERATING OFFICER has been with the Company since 1996, and served as Treasurer before becoming President. He was also President of Telemark Development Group, Inc. (1995-
2000) and Pacific Group Holdings, Inc. (1998-2000). Mr. Del Mastro has been a financial consultant in numerous privately held ventures. Mr. Del Mastro attended California State University, Fresno. From 1986 until 1991, Mr. Del Mastro worked in real estate development. In 1991, Mr. Del Mastro and Mr. Lawrence J. Muno formed a partnership which later evolved into several different companies including Golf Course

Development, Golf Course Brokerage, Financial Consulting and Foreign
Investments.

     KATHERINE D. MUNO, served as Secretary of the company until her resignation on November 3, 2000, but continues to serve as a director. Ms. Muno is Vice President of Administration for Klabin Company, Industrial Realtors in Los Angeles, California. Ms. Muno is the wife of Lawrence J. Muno, Chairman of the Board.

     The directors hold no directorships in any other company subject to the reporting requirements of the Securities Exchange Act of 1934.

     RICHARD F. FATIGATI, SECRETARY AND CHIEF INFORMATION OFFICER. Mr. Fatigati's 15-year career in institutional bond sales and financial consultancy has been strong1y insurance industry driven. He has executed numerous transactions with major life and property and casualty institutions. These include private placement, sale-leaseback, Eurobond, municipal and corporate bond deals. He has been vice president of fixed income sales at Marcus, Stowell & Beye, Meridian Bank Securities, ABN AMRO Securities USA
(1995), Interstate/Johnson Lane (1997) and Advest (1998-99). The later part of his bond career has been devoted to private placement sales, including the placing of a large sale-leaseback property for Mesirow Realty Sail-Leaseback. Additionally, he also helped re-engineer an equity-linked note. Mr. Fatigati holds a B.A. from Lehigh University and an M.A. from the University of Miami. Prior to his financial career Mr. Fatigati enjoyed a 10-year career as a journalist for major market dailies in Iowa and Florida.

     STANLEY L. HARLOW, VICE PRESIDENT OF EXPLORATION. Mr. Harlow has a lifelong career in mining. Following service in the U.S. Marine Corps., he traveled the length and breadth of North and South America, exploring and prospecting for gold and silver in Canada, Peru and Brazil. Most of his life has been spent prospecting for and recovering precious metals and industrial minerals in the Southwest United States.

     (B)  IDENTIFY SIGNIFICANT EMPLOYEES.

     None other than the persons previously identified.

     (C)  FAMILY RELATIONSHIPS.

     Lawrence J. Muno & Katherine D. Muno are husband and wife. There are no other family relationships among directors, executive officers, or persons nominated or chosen by the issuer to become directors or executive officers.

     (D)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

     Except as described herein, no present officer or director of the Company; 1) has had any petition filed, within the past five years, in Federal Bankruptcy or state insolvency proceedings on such person's behalf or on behalf of any entity of which such person was an officer or general partner within two years of filing; or 2) has been convicted in a criminal proceeding within the past five years or is currently a named subject of a pending criminal proceeding; or 3) has been the subject, within the past five years, of any order, judgment, decree or finding (not subsequently reversed,suspended or vacated) of any court or regulatory authority involving violationof securities or commodities laws, or barring, suspending, enjoining or limiting any activity relating to securities, commodities or other business practice.

OUTSIDE CONSULTANTS

DONALD G. STRACHAN, ECONOMIC GEOLOGIST
Mr. Strachan is a Certified Professional Geologist with a Master of Science degree in geology from the New Mexico Institute of Mining and Technology. As a consulting economic geologist throughout North America and internationally, Mr. Strachan has been involved in projects relating to outcrop mapping, photo interpretation, geochemical and geophysical prospecting, drilling, discovery, development, mining, and environmental reclamation. His projects in the Western United States have included precious metals, uranium, and base metals in a variety of rock ages and types. Mr. Strachan has published and lectured throughout North America on a variety of geologic topics.

SUSAN I. KING, GEOLOGIST
Ms. King has nine years' experience as a laboratory manager and quality control manager at American Assay Laboratories Corp., a leading assay company based in Sparks, Nevada. She was directly responsible for production turnaround and employee supervision, as well as development of the quality control program for all gold and geochemical assay results. Prior to her work with AAL, Ms. King worked as a reconnaissance field geologist. She has a Master of Science in Geology degree from the South Dakota School of Mines and Technology, and a Bachelor of Science with Honors in Geology from the University of Western Ontario in London, Canada.

JEFF RASMUSSEN, FIELD GEOLOGIST
Mr. Rasmussen is an exploration/operations geologist with 18 years of experience in North America. He has been responsible for exploration and acquisition of precious metal deposits, and has designed and supervised reverse circulation and core drilling. He has also performed detailed geologic mapping and geochemical sampling, as well as gravity, magnetic, and induced polarization surveys. Mr. Rasmussen has a Bachelor of Science in Geology degree from the University of Nevada, Mackay School of Mines.

PALMER AND COMPANY
Palmer & Company Business Management, LLC was founded by Jeff R. Palmer and Sandra Lochridge in 1992 to provide consulting and accounting and tax services to private businesses and high net worth individuals in the entertainment and business communities. The firm was an outgrowth of Mr. Palmer's practice as a partner in a regional firm. Over the years Mr. Palmer has consulted to numerous companies in the areas of equity and debt structuring and financing. Palmer currently provides consulting services to several public companies and is knowledgeable in SEC rules and requirements. Mr. Palmer is a Certified Public Accountant in the State of California.

ITEM 6.   EXECUTIVE COMPENSATION.

     The Company has not paid or accrued any cash compensation to its executive officers during the past three fiscal years. The Company made restricted stock awards in March, 2000, to its executive officers, as compensation for their services to the Company, in the amounts shown below:

Lawrence J. Muno          7,500,000  shares
Peter R. Del Mastro       7,500,000  shares
Richard F. Fatigati       1,500,000  shares

Because of the lack of market quotations, the restricted stock awards were valued for accounting purposes at the par value of $.002 per share, or $30,000.

COMPENSATION OF DIRECTORS     None

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has not entered into any contracts or arrangements with any named executive officer which would provide such individual with a form of compensation resulting from such individual's resignation, retirement or any other termination of such executive officer's employment with the Company or its subsidiary, or from a change-in-control of the Company or a change in the named executive officer's responsibilities following a change-in-control.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has entered into certain transactions with officers, directors or affiliates of the Company which include the following:

     The Company has made restricted stock awards to its executive officers, as compensation for their services to the Company, in the amounts shown below:

Lawrence J. Muno          7,500,000  shares
Peter R. Del Mastro       7,500,000  shares
Richard F. Fatigati       1,500,000  shares

     In May 2000, after detailed negotiations with Mr. Stanley L. Harlow, owner of various mineral rights in the State of Nevada, the Board unanimously moved to lease the mineral rights owned by Mr. Harlow, which consists of Bureau of Land Management (BLM) claims known as the Chesco Lode Claims, the Zeolite Placer Claims, and the Blue Star Mine Claims. Mr. Harlow was not previously affiliated with the Company, but afterward became Vice President of Exploration for the Company. The Company must pay Mr. Harlow a production royalty of Five percent (5%) of the Net Smelter Returns (NSR), on the claims, with a monthly minimum of Three Thousand Dollars ($3,000.00) on the Chesco Lode Claims, One Thousand Five Hundred Dollars ($1,500.00) on the Zeolite Placer Claims, and Three Thousand Dollars ($3,000.00) on the Blue Star Mine Claims. This royalty payment commenced on the Chesco and Zeolite Claims on March 1, 2001, and to date have been made as scheduled. The Blue Star Mine Claims royalty fees will commence on September 7, 2001.

     Except as disclosed in this item, in notes to the financial statements or elsewhere in this report, the Company is not aware of any indebtedness or other transaction in which the amount involved exceeds $60,000 between the Company and any officer, director, nominee for director, or 5% or greater beneficial owner of the Company or an immediate family member of such person; nor any relationship in which a director or nominee for director of the Company was also an officer, director, nominee for director, greater than 10% equity owner, partner, or member of any firm or other entity which received from or paid the Company, for property or services, amounts exceeding 5% of the gross annual revenues or total assets of the Company or such other firm or entity.

ITEM 8.   DESCRIPTION OF SECURITIES.

COMMON STOCK

     We are authorized to issue 100,000,000 shares of common stock. 35,676,500 shares of common stock are presently outstanding. The common stock is fully paid and non-assessable. The holders of common stock are entitled to equal dividends and distributions, per share, on the common stock when, as and if declared by the board of directors from funds legally available for that. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote on the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the board of directors.

                               PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (A)  MARKET INFORMATION.

     Prior to this offering, there has been no public market for the common stock. Our common stock has not been quoted and is not listed on any national securities exchange or the Nasdaq Stock Market, and has not been traded in the over-the-counter market. No shares are subject to outstanding options or warrants to purchase, nor are there any outstanding securities convertible into common equity.

     Our common stock may be considered a penny stock under rules promulgated by the Securities and Exchange Commission. Under these rules, broker-dealers participating in transactions in these securities must first deliver a risk disclosure document which describes risks associated with these stocks, broker-dealers' duties, customers' rights and remedies, market and other information, and make suitability determinations approving the customers for these stock transactions based on financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing, provide monthly account statements to customers, and obtain specific written consent of each customer. With these restrictions, the likely effect of designation as a penny stock is to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchases of these stocks compared to other securities.

     (B)  HOLDERS.

     As of May 24, 2001, there were 127 record holders of the Company's Common Stock.

     (C)  DIVIDENDS.

     Charter Resources International has not previously paid any cash dividends on common stock and does not anticipate or contemplate paying dividends on common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. The only restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by law. Under Nevada corporate law, no dividends or other distributions may be made which would render a company insolvent or reduce assets to less than the sum of liabilities plus the amount needed to satisfy outstanding liquidation preferences.

ITEM 2.   LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings. No such action is contemplated by the Company nor, to the best of its knowledge, has any action been threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There are not and have not been any disagreements between the Company and their accountants on any matter of accounting principles or practices or financial statement disclosure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The Company sold the following securities within the past three years without registering the securities under the Securities Act:

     In March, 2000, the Company issued 15,000,000 shares of common stock, valued for accounting purposes at $30,000, or $.002 per share, to two officers/directors, Lawrence J. Muno and Peter R. Del Mastro, for services rendered from August 1, 1996 through March 31, 2001. This transaction was not registered under the Act in reliance on the exemption from registration in
Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     In March, 2000, the Company issued 1,500,000 shares of common stock valued for accounting purposes at $3,000, or $.002 per share, to a consultant, Richard F. Fatigati, who became an officer of the Company in November 2000, for services rendered from November 26, 1998 through March 31, 2001. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a transaction not involving any
public offering.    These securities were issued as restricted securities and
the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     In June, 2000, the Company issued 400,000 shares of common stock valued for accounting purposes at $4,000, or $.01 per share, to a consultant, Jeff R. Palmer, for accounting/business consulting services rendered from July 1, 1998 through June 30, 2000. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a
transaction not involving any public offering.    These securities were issued
as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     From July to October, 2000, the Company issued a total of 1,100,000 shares of common stock valued for accounting purposes at $12,375, or $.0113 per share, to Jeff R. Palmer, for contracted services rendered from July 1, 2000 through March 31, 2001. The contract was for accounting/business consulting at $750 per month for nine months. This transaction was not registered under the Act in reliance on the exemption from registration in
Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     In November, 2000, the company issued 210,000 shares of Common Stock valued for accounting purposes at $4200, or $.02 per share, to two persons, T.J. Hughes and Sterling Capital, in exchange for consulting services rendered to the company. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     On December 8, 2000, the company sold 40,000 shares of Common Stock to two persons, Randall Campbell and Ned O'Brien, in exchange for $20,000 cash. On January 26, 2001, the company sold 6,000 shares of Common Stock to one person, Scott Upton, in exchange for $3,000 cash. These transactions were not registered under the Act in reliance on the exemption from registration in
Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

(a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

1. A corporation may indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)  By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than director of officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person."

(b) The registrant's Articles of Incorporation and By-Laws limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act. See Article X of the bylaws.

                               PART F/S

     FINANCIAL STATEMENTS.

     See attached Financial Statements and Schedules.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                           FINANCIAL STATEMENTS

                          MARCH 31, 2001 AND 2000

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]




                                 CONTENTS

                                                                       PAGE

        -  Independent Auditors' Report                                 1


        -  Balance Sheets, March 31, 2001 and 2000                      2


        -  Statements of Operations, for the years ended
            March 31, 2001 and 2000 and from
            the re-entering of operations on August 15, 1996
            through March 31, 2001                                      3


        -  Statements of Stockholders' (Deficit), for the period
            from the re-entering of operations on August 15, 1996
            through March 31, 2001                                    4 - 5


        -  Statements of Cash Flows, for the years ended
            March 31, 2001 and 2000 and from
            the re-entering of operations on August 15, 1996
            through March 31, 2001                                    6 - 7


        -  Notes to Financial Statements                              8 - 15

                       INDEPENDENT AUDITORS' REPORT



Board of Directors
CHARTER RESOURCES INTERNATIONAL
Las Vegas, Nevada

We have audited the accompanying balance sheet of Charter Resources International [An Exploration Stage company] at March 31, 2001, and the related statements of operations, stockholders' (deficit) and cash flows for the years ended March 31, 2001 and 2000 and for the period from the re-entering of operations on August 15, 1996 through March 31, 2001.
These  financial  statements  are  the  responsibility  of  the  Company's
management.   Our  responsibility  is  to  express  an  opinion  on  these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Charter Resources International [An Exploration Stage company] as of March 31, 2001 and the results of its operations and its cash flows for the years ended March 31, 2001, and 2000, and for the period from the date of re-entering of operations on August 15, 1996 through March 31, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no on-going operations, has incurred substantial losses since its inception, has current liabilities in excess of current assets and has a stockholders' deficit. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


PRITCHETT, SILER & HARDY, P.C.

May 8, 2001
Salt Lake City, Utah

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]


                              BALANCE SHEETS

                                  ASSETS



                                                       March 31,
                                                          2001
                                                    ______________
CURRENT ASSETS:
  Cash                                                 $        -
  Prepaid expenses                                          4,800
                                                    ______________
        Total Current Assets                                4,800

PROPERTY AND EQUIPMENT, net                                 2,282

                                                    ______________
                                                       $    7,082
                                                    _______________


                  LIABILITIES AND STOCKHOLDERS' (DEFICIT)


CURRENT LIABILITIES:
   Bank overdraft                                      $    1,093
   Accounts payable                                        14,435
   Accounts payable - related parties                     122,324
   Accrued expenses                                         5,049
                                                    ______________
        Total Current Liabilities                         142,901
                                                    ______________

STOCKHOLDERS' (DEFICIT):
  Common stock, $.002 par value, 100,000,000
   shares authorized, 35,676,500
   shares issued and outstanding                           71,353
  Capital in excess of par value                          220,622
  Retained (deficit)                                    (145,850)
  Deficit accumulated during the re-entering
     of development stage                               (281,944)
                                                    ______________
        Total Stockholders' (Deficit)                   (135,819)
                                                    ______________
                                                       $    7,082
                                                    _______________





The accompanying notes are an integral part of these financial statements.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]


                         STATEMENTS OF OPERATIONS

                                                     Cumulative from
                                                    the Re-entering of
                                        For The        Operations
                                      Years Ended      on August 15,
                                        March 31,     1996 through
                                   __________________  March 31,
                                      2001     2000       2001
                                    ________ ________ ___________

REVENUE                             $      - $      -  $        -
                                    ________ ________ ___________
EXPENSES:
 General and administrative          185,575   17,479     281,944
                                    ________ ________ ___________

   Total Expenses                    185,575   17,479     281,944
                                    ________ ________ ___________

LOSS FROM OPERATIONS               (185,575) (17,479)   (281,944)

CURRENT INCOME TAXES                       -        -           -

DEFERRED INCOME TAX                        -        -           -
                                    ________ ________ ___________

NET LOSS                          $(185,575) $(17,479) $(281,944)
                                   _________ ________ ___________

NET LOSS PER SHARE                 $  (.01)    $(.00)   $ (.01)
                                   _________ ________  __________










The accompanying notes are an integral part of these financial statements.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                   STATEMENT OF STOCKHOLDERS' (DEFICIT)

           FOR THE PERIOD FROM THE RE-ENTERING OF OPERATIONS ON

                  AUGUST 15, 1996 THROUGH MARCH 31, 2001


                                                              Deficit
                                                              Accumulated
                                                               Since
                                                                 the
                           Common Stock   Capital in         Re-entering
                         _________________Excess of  Retained    Of
                           Shares  Amount Par Value   Deficit Operations Total
                         _________ _______ _______  _________  _______  ______
BALANCE, August 15, 1996 7,390,500 $14,781 $131,069 $(145,850) $   -   $    -

September 1996, shares
 issued for services
 rendered and prepaid
 expenses, valued at
 $20,000, or $.002
 per share.              10,000,000  20,000        -        -       -   20,000

Company expenses paid by
 a shareholder accounted
 for as contributions to
 capital, February 1997           -       -   48,950        -        -  48,950

February 1997, shares
 issued for $100 cash
 or $.002 per share           5,000      10       90        -        -     100

February 1997, shares
 issued for services
 rendered valued at $500,
 or $.002 per share          25,000      50      450        -        -     500

Net loss for the year
 ended March 31, 1997            -       -        -        -  (30,302)(30,302)
                         __________  ______  _______  _______  _______  ______
BALANCE, March 31, 1997  17,420,500  34,841  180,559 (145,850) (30,302) 39,248

Net loss for the year
 ended March 31, 1998            -       -        -        -  (36,158)(36,158)
                         __________  ______  _______  _______  _______  ______
BALANCE, March 31, 1998  17,420,500  34,841  180,559 (145,850) (66,460) 3,090
Net loss for the year
 ended March 31, 1999            -       -        -        -  (12,430)(12,430)
                         __________  ______  _______  _______  _______  ______
BALANCE, March 31, 1999  17,420,500  34,841 180,559 (145,850) (78,890) (9,340)

March 2000, stock issued
 for services rendered
 from August 1, 1996
 through March 31, 2001,
 at  $.002 per share     15,000,000  30,000       -        -        -  30,000

March 2000, stock issued
 for services rendered
 from November 26, 1998
 through March 31, 2001,
 at  $.002 per share      1,500,000   3,000       -        -        -  3,000

Net loss for the year
 ended March 31, 2000             -      -        -        - (17,479) (17,479)
                         __________  ______  _______  ______  _______  _______


                                [Continue]

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                   STATEMENT OF STOCKHOLDERS' (DEFICIT)

              FOR THE PERIOD FROM THE RE-ENTERING OF OPERATIONS ON

                  AUGUST 15, 1996 THROUGH MARCH 31, 2001

                                [CONTINUED]

                                                               Deficit
                                                              Accumulated
                                                                Since
                                                                 The
                           Common Stock   Capital in          Re-entering
                         _________________Excess of  Retained    of
                           Shares  Amount Par Value   Deficit Operations Total
                         _________ _______ _______  _________  _______  ______
BALANCE, March 31, 2000 33,920,500  67,841 180,559  (145,850)  (96,369) 6,181

June 2000, stock issued
 for consulting services
 rendered, valued at
 $.01 per share.          400,000     800   3,200         -        -   4,000

July through October
 2000, stock issued for
 consulting services
 rendered, valued at
 $.0113 per share.     1,100,000   2,200  10,175         -       -    12,375

November 2000 stock
 issued for consulting
 services rendered,
 valued at $.02
 per share.             210,000     420   3,780         -        -     4,200

December 2000 through
 January 2001, stock
 issued for cash at
 $.50 per share.         46,000      92  22,908        -          -    23,000

Net loss for the year
 ended March 31, 2001        -       -       -         -   (185,575) (185,575)
                     _________  ______  ______  _________  ________  ________
BALANCE,
 March 31,2001      35,676,500 $71,353 $220,622 $(145,850) $(281,944)$(135,819)
                    __________ _______ _______  _________  _________  _________














 The accompanying notes are an integral part of this financial statement.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                         STATEMENTS OF CASH FLOWS

                                                            Cumulative from
                                                           the Re-entering of
                                                              Operations
                                        For the Year Ended   on August 15,
                                             March 31,       1996 through
                                       ___________________     March 31,
                                         2001      2000           2001
                                     _________  _________     __________
Cash Flows From Operating Activities:
  Net loss                          $ (185,575) $(17,479)     $(281,944)
  Adjustments to reconcile net loss
   to net cash used by operating
   activities:
    Stock issued for services           24,575     6,430         51,505
    Depreciation expense                   156         -            156
    Non-cash expense                         -         -         48,950
    Changes in assets and liabilities:
      Decrease in prepaid expenses      10,430     4,000          4,630
      Increase in accounts payable       6,435     2,000         10,435
      Increase in accounts payable
        - related parties              122,324         -        139,464
      Increase in accrued expenses           -     5,049          5,049
                                     _________  ________      ___________
        Net Cash (Used) by
          Operating Activities        (21,655)         -        (21,655)
                                     _________  ________      ___________
Cash Flows From Investing Activities:
  Payments for equipment               (2,438)         -         (2,438)
                                     _________  ________      ___________
        Net Cash (Used) by
          Investing Activities         (2,438)         -         (2,438)
                                     _________  ________      __________
Cash Flows From Financing Activities:
  Proceeds from sale of stock           23,000         -         23,100
  Increase in bank overdraft             1,093         -          1,093
                                     _________  ________      __________
        Net Cash Provided by
          Financing Activities          24,093         -         24,093
                                     _________  ________      ___________
Net Increase (Decrease) in Cash              -         -              -

Cash at Beginning of the Year                -         -              -
                                     _________  ________      ___________
Cash at End of the Year                 $    -  $      -     $        -
                                     _________  ________     ____________










                                [Continued]

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                   STATEMENTS OF CASH FLOWS [Continued]

                        INCREASE (DECREASE) IN CASH

                                                         Cumulative from
                                                       the Re-entering of
                                                           Operations
                                     For the Year Ended   on August 15,
                                         March 31,        1996 through
                                     __________________      March 31,
                                        2001    2000           2001
                                     __________________     __________
Supplemental Disclosures of
 Cash Flow Information:

  Cash paid during the period for:
    Interest                           $  -    $  -           $  -
    Income taxes                       $  -    $  -           $  -


Supplemental Schedule of Noncash Investing and Financing Activities:
  For the year ended 2001:
  June 2000, the Company issued 400,000 shares of common stock for debt relief in the amount of $4,000, or $.01 per share.

  July through October 2000, the Company issued 1,100,000 shares of common stock for services rendered valued at $12,375, or $.0113 per share.

  November 2000, the Company issued 210,000 shares of common stock for services rendered valued at $1,200 and prepaid expenses of $3,000, or $.02 per share

  For the year ended 2000:
  March 2000, the Company issued 16,500,000 shares of common stock for services rendered valued at $6,430, prepaid expenses of $9,430, and debt relief of $17,140, or $.002 per share





















The accompanying notes are an integral part of these financial statements.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Charter Resources International, a Nevada Corporation (the "Company") was originally organized under the laws of the State of Utah on April 11, 1983 as T.V. Key, Inc. In May 1984, The Company issued 2,500,000 shares of common stock pursuant to a Rule 504 Regulation D public offering for total proceeds of $25,000, or $.01 per share, less $3,220 in stock offering costs.

  On March 5, 1984, the stockholders of T.V. Key, Inc. [Parent] approved the issuance of 9,375,000 shares of restricted common stock to the shareholders of Universal Tank & Iron Works, Inc. [Subsidiary] in a tax-free reorganization wherein Universal Tank & Iron Works, Inc. became a wholly owned subsidiary of the Company. As part of the agreement, 475,000 shares of restricted stock held by an officer of the Company were contributed back to the Company. After the stock issuance, 12,500,000 shares of common stock were issued and outstanding with approximately twenty-five percent [25%] of those shares being held by the Parent shareholders. The business combination was accounted for as a pooling of interest. The Company's name was changed to Universal Tank & Iron Works Corporation. During April 1985, the Company changed its name to Universal Technology, Inc. and its corporate domicile to Nevada.

  On May 1, 1985, the Company entered into a rescission agreement, under which, the Company rescinded its acquisition of all the outstanding common stock of Universal Tank & Iron Works, Inc. Under the terms of the agreement, the Company returned all outstanding shares of stock of Universal Tank & Iron Works, Inc. and received, in consideration therefore the 9,375,000 shares of stock given up in the acquisition. Universal Tank & Iron Works returned the $10,068 advanced to them by the Company. The 475,000 restricted shares which had previously been canceled were reissued to an officer of the Company. The rescission of the acquisition had the legal effect of rescinding the original transaction as though it had never taken place.

  On December 31, 1985, the stockholders approved the issuance of 10,520,000 shares of restricted common stock to the shareholders of Advanced Diversified Technology, Inc. in a tax-free reorganization wherein Advanced Diversified Technology, Inc. was to become a wholly owned subsidiary of the Company. In anticipation of the foregoing, the Company's name was changed to Advanced Diversified Technology, Inc. The Company never completed the merger and cancelled the 10,520,000 shares of common stock previously issued.

  During  January  1987,  the  Company finalized negotiations  with  Charter
  Sports and Entertainment, Inc., a private California corporation wherein the Company acquired all of the outstanding shares of stock of Charter Sports and Entertainment, Inc. in a stock for stock tax-free reorganization. The Company effected a reverse split all its outstanding stock on a 1.67 to 1 basis, changed the par value per share of common stock from $.001 to $.002 per share, and changed the name of the Company to Charter Sports and Entertainment Group, Inc. The Company issued 8,234,000 post-split shares to the shareholders of Charter Sports and Entertainment, Inc. in exchange for all the issued and outstanding stock of Charter Sports and Entertainment, Inc. After the acquisition, the former shareholders of Charter Sports and Entertainment, Inc. owned approximately 83% of the outstanding shares of the combined entity, resulting in a change in control of the Company.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  In May 1989 the Company ceased its former operations related to sports and entertainment and was in non-compliance with state filing requirements, resulting in the Company's charter being revoked by the State of Nevada. During August 1996, the Company revived the corporation and brought the Company current with State of Nevada filing requirements.

  With the reinstatement of the corporation and the commencement of activities during 1996, the Company is considered to have re-entered into development stage as defined by Statement of Financial Accounting Standards ("SFAS") No. 7. Accordingly, the Company has provided cumulative totals on its statements of operations and cash flows for the development stage period. Since its re-entry into the development stage during 1996 the Company is primarily seeking potential business opportunities in the mining industry.

  The Company entered into an agreement with Townweb Properties LTD. on September 5, 1996. The agreement stated the Company would issue 92,029,500 shares of common stock. As part of this agreement, the Company changed its name to Townweb International, Inc. Soon thereafter the agreement was cancelled and the Company changed the name back to Charter Sports and Entertainment Group, Inc.

  During September, 2000 the Company changed its name to Charter Resources International which is more reflective of the Company plans to acquire minerals rights.

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Property and Equipment - Property and equipment are stated at cost. Expenditures for major renewals and betterment's that extend the useful lives of property and equipment are capitalized, upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method for financial reporting purposes, with accelerated methods used for income tax purposes. The estimated useful lives of property and equipment for purposes of financial reporting is five years.

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

  Exploration Stage - The Company is in the exploration stage, and has no assurance that a commercially viable ore body exists in its leased properties until appropriate geological work and testing of the mineralized areas can support an economically feasible evaluation.

  Valuation of Stock Issued For Goods and Services - The Company values stock issued for goods and services at the value of the goods or services received or the market value of the stock given up, whichever is more readily available.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  Earnings Per Share - The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 10].

  Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes. [See Note 5]

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB Statement No. 133 (an amendment of FASB Statement No. 133)", SFAS No. 138 "Accounting for
  Certain Derivative Instruments and Certain Hedging Activities - and Amendment of SFAS No. 133", SFAS No. 139, "Recission of SFAS No. 53 and Amendment to SFAS No. 63, 89 and 21", and SFAS No. 140, "Accounting to
  Transfer and Servicing of Financial Assets and Extinguishment of Liabilities", were recently issued. SFAS No. 136, 137, 138, 139 and 140 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no on-going operations and has incurred losses since its inception. Further, the Company has current liabilities in excess of current assets and has a stockholders' deficit. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary funds through loans or through sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - PREPAID EXPENSES

  The Company issued 50,000,000 shares of common stock to Townweb Properties LTD. in September 1996 for services to be provided from September 1996 through September 2001. In November 2000, the Company renegotiated the contract, wherein Townweb would return 40,000,000 of the 50,000,000 shares previously issued. The total value of services received was deemed to be $20,000. At March 31, 2001, $1,800 remains as prepaid expense related to this agreement.

  The Company issued common stock in November 2000 to Sterling Capital for services valued at $4,000 to be provided from November 2000 through October 2001. At March 31, 2001, $3,000 remains as the prepaid expense related to this agreement.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT

  The following is a summary of property and equipment - at cost, less accumulated depreciation as of March 31, 2001:

    Computer equipment                   $  2,438
    Less:  accumulated depreciation         (156)
                                      ___________
         Total                           $  2,282
                                      ___________

  Depreciation expense charged to operations was $156 and $0 for the years ended March 31, 2001 and 2000.

NOTE 5 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the liability approach for the effect of income taxes.

  The Company has available at March 31, 2001 and 2000, unused operating loss carryforwards of approximately $280,000 and $96,000 which may be applied against future taxable income and which expire in various years through 2021. However, if certain substantial changes in the Company's ownership should occur, there could be an annual limitation on the amount of net operating loss carryforward which can be utilized. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards (approximately $95,000) at March 31, 2001 and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The change in the valuation allowance is equal to the tax effect of the current period's net loss (approximately $63,000 and $6,000 for 2001 and 2000, respectively).

NOTE 6 - RELATED PARTY TRANSACTIONS

  Management Compensation - The Company has recorded non-cash compensation to its officers and directors during the years ended March 31, 2001 and 2000 in the amount of $9,430, and $6,430, respectively.

  Office Space - The Company has rented its office space from companies related through common control [See Note 7].

  Related Party Payables - At March 31, 2001, the Company had accounts payable to related parties for advances received or for Company expenses paid by shareholders of the Company or entities controlled by them in the amount of $122,324. The two significant components which were paid by related parties were $44,567 for rent and $45,585 for consulting services.

  Stock for Services - In February 1997, a shareholder of the Company issued two related party consultants 2,447,500 shares of common stock from his personal stock holdings for services rendered to the Company from September 1996 through February 1998, valued at $48,950, or $.02 per share. This has been accounted for as a contribution to capital in excess of par value.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 7 - OPERATING LEASES

  On September 9, 2000, the Company entered into a lease agreement for office space with a company related through common control. The lease has an eighteen month term, of which $1,200 is payable monthly for the last fourteen months of the lease. The rent expense for the year has been adjusted to reflect $933 per month based on the eighteen-month term. The lease also states that rent is to accrue from January 15, through June 15, 2001. The accrued payments are to be paid by September 15, 2001, which have no stated terms for the accrued payments.

  From May 1, 2000 through December 31, 2000, the Company rented office space in Torrance, California on a month to month basis from Pacific Group Holdings, a company related through common control. Rent was expensed at $3,500 per month.

  On January 2, 2001, the Company entered into a lease agreement with Pacific West Trading, Inc., a company related through common control, for office space. The lease has a twenty-four month term of $3,500 payable monthly. The lease also states that rent is to accrue unpaid until June 10, 2001. The accrued unpaid interest is due within forty-five days of the lessee starting monthly lease payments. If the lessee does not secure funding by June 10, 2001, then lessor will grant a sixty-day extension to enable lessee to complete their funding. The lessee will begin paying rent no later than August 10, 2001, which have no stated terms for the accrued payments.

  From April 1, 1990 through April 30, 2000, the Company used the address of an officer/shareholder of the Company as a mailing address. The cost is considered nominal and has not been reflected as an expense of the Company.

  The following schedule is a summary of minimum scheduled lease payments for the next five years as of March 31,:

              2002             $ 52,733
              2003               31,500
              2004                    -
              2005                    -
              2006                    -
                               ________
                      Total     $84,233
                               ________

  Lease expense for the years ended March 31, 2001 and 2000 was $44,500 and $0, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

  Production, Royalty, and Lease Participation Agreements - On September 6, 2000, the Company entered into a Production, Royalty, and Lease Participation Agreement with Stanley L. Harlow (SLH). The agreement states that the Company will lease two different claim groups from SLH. The first lease is for the Chesco Lode Claims which consists of Bureau of Land Management (BLM) claims which are controlled by SLH. The second lease is for the Zeolite Placier Claims which consists of BLM claims which are controlled by SLH. The leases provide the Company with the same rights SLH has in the claims. Both leases are for ten years with an option to extend the leases an additional ten years under the same terms as the first ten years. Either party may terminate the agreement at any time by giving a thirty-day written notice to the other party.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES [Continued]

  The Company has agreed to pay a production royalty of $3,000 minimum or five percent of Net Smelter Returns (NSR), whichever is greater, payable monthly. The royalty agreement will commence during March 2001. The
  Company may purchase SLH's interest in the Chesco Lode Claims for $1,000,000 prior to September 6, 2003. After September 6, 2003, the purchase price is $5,000,000. The Company has paid $4,500 in cash to serve as an option payment for the first six months of the agreement.

  The Company has agreed to pay a production royalty of $1,500 minimum or five percent of Net Smelter Returns (NSR), whichever is greater, payable monthly. The royalty agreement will commence on the May 1, 2001. The
  Company may purchase SLH's interest in the Zeolite Placier Claims for $1,000,000 prior to September 6, 2003. After September 6, 2003, the purchase price is $5,000,000. The Company has paid $2,250 in cash to serve as an option payment for the first six months of the agreement.

  On September 6, 2000, the Company entered into a second Production, Royalty, and Lease Participation Agreement with Stanley L. Harlow (SLH). The agreement is for the lease of the Bluestar Mine Claims which consists of Bureau of Land Management (BLM) claims which are controlled by SLH. The Company has agreed to pay a production royalty of $3,000 minimum or five percent of Net Smelter Returns (NSR), whichever is greater, payable monthly. The royalty agreement will commence during March 2001. The
  Company may purchase SLH's interest in the Bluestar Mine Claims for $1,000,000 prior to September 6, 2003. After September 6, 2003, the purchase price is $5,000,000.

  The Company has agreed to pay a production royalty of $3,000 minimum or five percent of Net Smelter Returns (NSR), whichever is greater, payable monthly. The royalty agreement will commence during September 2001. The Company may purchase SLH's interest in the Bluestar Mine Claims for $1,000,000 prior to September 6, 2003. After September 6, 2003, the purchase price is $5,000,000.

  The Company is still in the development stage and has not yet generated any revenues pursuant to these agreements. The minimum monthly production royalties are due regardless of whether the Company ever commences production for these agreements.

  Discontinued operations - Management believes that the Company is not liable for any existing liabilities related to its former discontinued operations or former subsidiary. Management believes that the statues of limitations would eliminate any and all claims from prior operations or former subsidiary. The Company is not currently named nor is it aware of any such claims or suits against the Company. Management further believes that the Company would be successful in defending against any such claims and that no material negative impact on the financial condition of the Company would occur. Management further believes that with the passage of time the likelihood of any such claims being raised is becoming more remote. No amounts have been reflected or accrued in these financial statements for any such liability.

NOTE 9 - STOCK ISSUANCES

  December 2000 through January 2001, the Company issued 46,000 shares of common stock for $23,000 cash, or $.50 per share.

  November  2000,  the  Company issued 200,000 shares of  common  stock  for consulting services contracted in July 2000. The contract was for services rendered from July 6, 2000 through July 5, 2001, valued at $4,000, or $.02 per share. At March 31, 2001, $3,000 of this contract is reflected as prepaid expenses.

  November 2000, the Company issued 10,000 shares of common stock for services rendered valued at $200, or $.02 per share.

  In October 2000, the Company issued 500,000 shares of common stock to a consultant for contracted services related to the preparation of the Company's business plan. The contract for services rendered was valued at $5,625, or $.0113 per share.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 9 - STOCK ISSUANCES [CONTINUED]

  In July 2000, the Company issued 600,000 shares of common stock to a consultant for contracted services rendered from July 1, 2000 through March 31, 2001 valued at $6,750, or $.0113 per share. The contract was for accounting/business consulting at $750 per month for nine months.

  In June 2000 the Company issued 400,000 shares of common stock to a consultant for accounting/business consulting services rendered from July 1, 1998 through June 30, 2000, valued at $4,000, or $.01 per share. The contracted services were for two years at $2,000 per year.

  In March 2000, the Company issued 15,000,000 shares of common stock to officers/directors for services rendered from August 1, 1996 through March 31, 2001, valued at $30,000, or $.002 per share.

  In March 2000, the Company issued 1,500,000 shares of common stock to a consultant, who became an officer of the Company in November 2000, for services rendered from November 26, 1998 through March 31, 2001, valued at $3,000, or $.002 per share.

  February 1997, the Company issued 25,000 shares of common stock for services rendered of $500, or $.002 per share.

  February 1997, the Company issued 5,000 shares of common stock for cash of $100, or $.002 per share.

  On September 10, 1996, the Company entered into an agreement with Townweb Properties, LTD. for consulting services over five years valued at $100,000. The Company issued 50,000,000 shares of common stock for the $100,000 of services, or $.002 per share. However, in November 2000, the Company renegotiated the agreement with Townweb International, wherein, Townweb International agreed to return 40,000,000 of the previously issued shares. The financial statements reflect the 10,000,000 net outstanding shares as having a value of $20,000, or $.002 per share.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 10 - EARNINGS (LOSS) PER SHARE

  The following data show the amounts used in computing income (loss) per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the years ended March 31, 2001 and 2000 and for the period from the re-entering of development stage on August 15, 1996 through March 31, 2001:

                                                          Cumulative from
                                                         the Re-entering of
                                                             Operations
                                     For the Years Ended   on August 15,
                                          March 31,         1996 through
                                     _____________________   March 31,
                                          2001      2000        2000
                                     __________  _________  _____________

    (Loss) from continuing operations
      available to common
      stockholders (numerator)      $ (185,575) $ (17,479)  $ (281,944)
                                     __________  _________  _____________
    Weighted average number of
      common shares outstanding
      used in earnings per share
      during the period (denominator) 35,022,703  17,420,500  20,041,225
                                     __________   _________   ___________

  Dilutive earnings per share was not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted earnings (loss) per share.

                               PART III


ITEM 1.   EXHIBITS INDEX

SEC No.   Document                                                Exhibit No.

3         Articles of Incorporation & By-Laws                      3.1*

3         Articles of Amendment                                    3.2*

4         Common Stock Specimen Certificate                        4.1*

10        Material contracts

     Production, Royalty, and Lease Participation Agreement - Chesco10.1

     Production, Royalty, and Lease Participation Agreement - Blue Star 10.2


* previously filed




Attachments

Maps of the Chesco Garnet Mine

Figure 1 - Location Map

Figure 2 - Ore Zones

Figure 3 - Cross Sections
graphic of  - Location Map
graphic of  - Ore Zones
graphic of  - Cross Sections

                              SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Charter Resources International


By:    /s/ Lawrence J. Muno   Date:   July 20, 2001
     Lawrence J. Muno, Chairman of the Board
     Chief Executive Officer and Chief Financial Officer


By:   /s/ Peter R. Del Mastro  Date:   July 20, 2001
     Peter R. Del Mastro, President and Director

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Van L. Butler, the undersigned's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for the undersigned and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing, requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and the dates indicated.


By:    /s/ Lawrence J. Muno   Date:    July 20, 2001
     Lawrence J. Muno, Chairman of the Board
     Chief Executive Officer and Chief Financial Officer


By:   /s/ Peter R. Del Mastro   Date:   July 20, 2001
     Peter R. Del Mastro, President and Director


By:   /s/ Katherine D. Muno    Date:   July 20, 2001
     Katherine D. Muno, Director